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                                                    Filed by USA Broadband, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                   Subject Company: Las Americas Broadband, Inc.
                                                   Commission File No. 000-13338


NEWS (DRAFT-FOR IMMEDIATE RELEASE)

CONTACT: PHIL ALLEN 303 898-9625


LAS AMERICAS BROADBAND AND USA BROADBAND HIRE
VETERAN CABLE EXECUTIVE AS CHIEF OPERATING OFFICER

LEWIS D. SUDERS BRINGS 30 YEARS' CABLE EXPERIENCE TO BAJA CABLE BUILD

PETALUMA, Calif., August 15, 2002 -- Las Americas Broadband, Inc. (OTC Bulletin Board LABN.OB), and USA Broadband, Inc. (OTC Bulletin Board USBU.OB), who are merging, today said they have hired Lewis D. Suders, a 30-year cable veteran, as the Chief Operating Officer for the combined entities.

Suders, 55, held senior management positions with Comcast, ATC (American Television and Communications), and Time Warner Cable. In particular, he was responsible for developing sophisticated broadband Hybrid-Fiber-Coax (HFC) networks that currently deliver over 300 channels of analog and digital programming to cable systems that border Mexico in cities such as El Paso, Harlingen, Del Rio, and Brownsville, Texas.

In addition, Suders has considerable experience in Hispanic markets with developing digital tiers, high-speed data networks and conventional video distribution through Broadband Optical Networks.

"We welcome Mr. Suders to our team of experienced cable professionals," said Dick Lubic, LABN President and CEO, who will become Chairman and CEO of the combined companies after the merger. "Lew has extensive experience with cable systems' operations and capital budgets, along with a proven track record in achieving financial and unit growth results."

LABN and its Mexican partner, Cable California SA de CV, are constructing and operating a greenfield broadband cable network in Tijuana, Mexico.

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"I look forward to helping build a very compelling cable franchise in Tijuana with USA Broadband. "My background is a perfect fit with this unique project, including my experience in building next-generation cable plant such as that being built in Tijuana, as well as my experience in emerging Hispanic markets."

Suders worked for 15 years as a Vice President of Time Warner's National Division, which operated 35 cable systems in over 20 states. He designed and built one of the nations first HFC networks in Indiana. He also was Vice President of the Southwest Division of Texas Cable Partners, a partnership between ATT and Time Warner Cable formed in 1999 to manage cable systems in Texas. The Southwest Division has 500,000 subscribers and over 10,000 plant miles.

Cable California has a 30-year concession to build a broadband cable network in Tijuana - one of the America's fastest growing cities. It as completed more than 100 miles of plant and has signed approximately 2,000 subscribers at an average revenue per user (ARPU) of $34 per month.

ABOUT LAS AMERICAS BROADBAND, INC.

Las Americas Broadband (LABN) develops and operates cable television systems and broadband networks for video, data, and Internet. Cable California, under the management of LABN, is constructing a 1,300-mile broadband network in the Northern Baja California region of Mexico for the delivery of cable television, data and Internet. Cable California, an entity organized under the laws of the United States of Mexico, has a 30-year advanced telecommunications broadband concession from the Mexican government to construct and operate one of Latin America's largest fiber-optic networks, a 750-mhz network providing high-speed Internet, telephony, data and multi-channel cable television to residents and businesses. LABN has a management contract to manage Cable California.

ABOUT USA BROADBAND, INC.
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USA Broadband, Inc. (formerly Optika Investment Company, Inc.; "USA Broadband"
or the "Company ") is a publicly traded Delaware corporation positioning itself to become a leading provider of digital television, entertainment, data, Internet and broadband services.

Forward Looking Information
This press release may contain forward-looking statements involving risks and uncertainties. Statements in this press release that are not historical, including statements regarding management intentions, beliefs, expectations, representations, plans or predictions of the future are forward-looking statements within the meaning of the "safe-harbor" provisions of the Private Securities Litigation Reform Act of 1995. These risks include, but are not limited to, fluctuations in financial results, availability and customer acceptance of products and services, the impact of competitive products, services and pricing, and general market trends and conditions. For a discussion of other potential factors that could cause actual results to vary materially from expectations, reference is made to USA Broadband's and LABN's respective annual and quarterly reports filed with the Securities and Exchange Commission. None of the parties to the merger transaction undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

THIS NEWS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND SHALL NOT CONSTITUTE AN OFFER OF ANY SECURITIES FOR SALE. USA Broadband and LABN have prepared a joint registration/proxy statement in connection with the transaction that will be mailed to the shareholders of each entity. This document contains important information about the transaction, which should be considered by investors and security holders prior to making any investment decisions. Investors and security holders of USA Broadband and LABN are urged to read the registration/proxy statement carefully before making a decision concerning the merger and the related transactions described therein. Investors and security holders may obtain free copies of this document when it is filed through the website maintained by the Securities and Exchange Commission at http//www.sec.gov. USA Broadband will provide free copies of the registration/proxy statement, as well as its Form 10-K for the fiscal year ended September 30, 2001, and Form 10-Q for the quarterly period ended June 30, 2002. LABN will provide free copies of the registration/proxy statement, as well as its Form 10-K for the fiscal year ended December 31, 2001.

USA Broadband, LABN, and their respective officers and directors and certain other members of management or employees may be deemed to be participants in the solicitation of proxies from shareholders of USA Broadband and LABN with respect to the transactions contemplated by the merger agreement. The directors and executive officers of USA Broadband and their beneficial ownership of the common stock of USA Broadband are described in the most recent proxy statements filed with the Securities and Exchange Commission by USA Broadband. You may obtain free copies of these proxy statements at the Security and Exchange Commission's website at www.sec.gov. Security
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holders of USA Broadband and LABN may obtain additional information regarding the interests of the foregoing individuals by reading the joint registration/proxy statement when it becomes available.

This press release is not an offer to purchase shares of LABN common stock, nor is it an offer to sell shares of USA Broadband common stock that may be issued in the merger or otherwise. Any issuance of USA Broadband common stock in the merger must be registered under the Securities Act of 1933, as amended, and such USA Broadband common stock must be offered only by means of a prospectus complying with the Securities Act of 1933, as amended.